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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52989

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Jump Trading, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 West Chicago Ave Suite 600
(No. and Street)

Chicago	**IL**	**60654**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen Hickey

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

1 North Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)
10/20/2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Hickey_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jump Trading, LLC_____, as of December 31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALEXANDRA NEWSOME
OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
Notary Public - State of Illinois
My Commission Expires
February 05, 2025

Signature:

Title:
CHIEF FINANCIAL OFFICER

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2022

JUMP TRADING, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statement

    Statement of Financial Condition 2

    Notes to Statement of Financial Condition 3-18



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Jump Trading, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Jump Trading, LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2023

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T:(312) 298 2000 , F:(312) 298 2001, www.pwc.com/us

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022
(Expressed in U.S. dollars in thousands unless otherwise stated)

ASSETS

Cash and cash equivalents	$	85,970
Securities owned, at fair value		505,707
Securities purchased under agreements to resell		129,971
Due from broker-dealers, exchanges, and clearing organizations		358,794
Rebates receivable from exchanges		22,405
Due from related parties		12,636
Other assets		1,195
TOTAL ASSETS	$	**1,116,678**

LIABILITIES

Due to broker-dealers, exchanges, and clearing organizations	$	47,542
Accounts payable and accrued expenses		44,692
Securities sold, not yet purchased, at fair value		699,712
Securities sold under agreements to repurchase		89,882
Due to related parties		28,323
Other liabilities		50
TOTAL LIABILITIES		**910,201**

MEMBER'S EQUITY 206,477

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**1,116,678**

The accompanying notes are an integral part of this financial statement

NOTE 1   Nature of Operations

Jump Trading, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges. The Company clears its trading activity through other broker-dealers, as well as through an affiliate, Jump Trading Futures, LLC ("Jump Futures"). In addition, the Company self clears some of its futures and equities transactions. The Company is also a market maker at certain exchanges. The Company engages in various trading activities primarily in exchange traded futures, exchange traded options, exchange traded funds, equities and fixed income securities. All trading activities are proprietary and done for the benefit or loss of the member and no customer accounts are maintained.

The Company is organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. As a limited liability company, the member's liability is limited to the extent of its direct equity investment.

Jump Trading Holdings, LLC ("Jump Holdings") owns 100% of the Class A shares of the Company. Jump Holdings also owns Jump Trading Futures, LLC ("Jump Futures"), Jump Trading International, Ltd. ("Jump International"), Jump Trading Global, Ltd. ("Jump Global"), Jump Trading Europe B.V. ("Jump Europe"), JTP Holdings Pte Ltd. ("JTP Holdings"), Jump Trading Cayman, Ltd. ("Jump Cayman"), Jump Trading Credit, Ltd. ("Jump Credit"), Jump Execution, LLC ("Jump Execution"), and a few other smaller subsidiaries. JTP Holdings is the holding company of Jump Trading Pacific Pte Ltd. ("Jump Pacific"), Jump Trading Financial India Private Limited ("Jump India"), Jump Operations Australia Pty Ltd. ("Jump Australia"), and Yue Shen Investment Advisory Services (Shanghai) Co. Ltd. ("Yue Shen"). Jump Financial, LLC ("Jump Financial") is the parent company of Jump Holdings. Jump Financial owns 100% of Jump Operations, LLC ("Jump Operations") and Jump Systems, LLC ("Jump Systems").

NOTE 2   Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates.

Securities and Derivatives Transactions

Proprietary securities and derivatives transactions in regular way trades are recorded on the trade date. Fair values of exchange traded futures are recorded in Due from/to broker-dealers, exchanges, and clearing organizations and in Due from/to related parties for the trading activity cleared through an affiliate. Fair values of securities are recorded in Securities owned, at fair value or Securities sold, not yet purchased, at fair value.

Amounts receivable and payable for securities and derivatives transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition within Due from/to broker-dealers, exchanges, and clearing organizations. The amounts are presented net, by counterparty, when the Company has legal right of offset.

Rebates receivable from exchanges

As of December 31, 2022, the rebates receivable from exchanges balance consisted primarily of liquidity rebates due from exchanges.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and deposits with maturities of three months or less at the date of acquisition. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation up to $250. The Company has cash balances in excess of $250 with various financial institutions as of December 31, 2022. Money market funds are valued based upon the published net asset value (NAV) on each measurement date. Money market funds are considered level 1 assets under the ASC 820 fair value hierarchy. The Company did not have any cash equivalents or restricted cash balances as of December 31, 2022.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into overnight reverse repurchase and repurchase agreements. The Company accounts for these transactions as secured borrowings. The following table shows the Company's open securities purchased under agreements to resell and securities sold under agreements to repurchase as included in the Statement of Financial Condition:

Securities purchased under agreements to resell (reverse repurchase agreements)	$	129,971
Securities sold under agreements to repurchase (repurchase agreements)		89,882

Reverse repurchase and repurchase agreements are carried at their contractual amounts plus accrued interest, which approximates fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments. The underlying securities in these transactions are generally comprised of U.S. government securities. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations can be directly affected by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to take possession of the securities purchased under agreements to resell unless such securities are held in a counterparty's

segregated account as collateral for securities purchased under agreements to resell with the counterparty.

Securities Sold, Not Yet Purchased, at Fair Value

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $699,712 in Securities sold, not yet purchased, at fair value on the Statement of Financial Condition as of December 31, 2022. There is risk the Company may settle these obligations at amounts that may differ materially from amounts recorded and the risk is unlimited.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. The Company may enter into derivatives for economic hedging purposes. Fair value for exchange traded derivatives, principally futures and options, are based on quoted market prices.

Other Assets

As of December 31, 2022, the other assets balance consisted primarily of prepaid expenses and exchange memberships. The Company's exchange memberships are trading rights which represent the right to conduct business on the exchange. These exchange memberships are carried at their cost, less any recognized impairment. They are reviewed annually for impairment as of December 31, 2022 or when events indicate there may be an impairment. The estimated fair value of the Company's exchange memberships is based on quoted market prices or the most recent sale price. The prepaid expense balance consisted primarily of prepayments made for services to be received in the future which are amortized on a straight-line basis over the service period.

Accounts Payable and Accrued Expenses

As of December 31, 2022, the accounts payable and accrued expenses balance consisted primarily of exchange fees payable.

Income Tax

As a limited liability company with a single owner, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with ASC 740, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more likely than not threshold.

Income tax returns filed or to be filed by the Company's sole member for the years ended December 31, 2019, 2020, 2021 and 2022 are also subject to examination by the relevant tax authorities.

Measurement of Credit Losses on Financial Instruments

The Company measures credit losses using the current expected credit loss (CECL) method, when applicable. The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected. The allowance is based on the credit losses expected to arise over the life of the asset and is adjusted each period for changes in expected lifetime credit losses. The Company elects to use the collateral maintenance practical expedient when eligible. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

The Company reviewed its receivable balances, including rebates receivable, receivables from broker-dealers, exchanges, and clearing organizations, receivables from related parties, and securities purchased under agreements to resell. The Company did not record an allowance for credit losses on any of these receivables as of December 31, 2022. The Company does not expect to settle any of the balances for a price less than what is reported.

Receivables from broker-dealers, exchanges, and clearing organizations. The Company's receivables include amounts receivable from unsettled transactions, deposits, margin, and variation margin. Trades cleared through clearing organizations are settled daily. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amounts owed to the Company for a short period of time. The Company reviews the credit quality of its counterparties.

Rebates receivable. The Company's rebates receivable consists primarily of rebates receivable from exchanges. These rebates receivables are limited to the amount owed to the Company for a very short period of time.

Securities purchased under agreements to resell. The Company enters into overnight reverse repurchase and repurchase agreements. Reverse repurchase and repurchase agreements are carried at their contractual amounts plus accrued interest. The Company applies the practical expedient based on collateral maintenance provisions for these balances.

Receivables from related parties. Receivables from related parties are typically limited to the amount owed to the Company for a very short period of time as amounts are settled frequently between the Company and its affiliates.

NOTE 3 Derivative Financial Instruments

As of December 31, 2022, the Company had the following open derivative positions:

(Number of contracts in whole numbers)

	Assets		Liabilities	
	Fair Value	**Number of Contracts**	**Fair Value**	**Number of Contracts**
Commodity risk				
Futures contracts	$ 143	437	$ (5)	7
Equity risk				
Futures contracts	745	8,572	(1,324)	5,244
Foreign currency risk				
Futures contracts	—	—	—	—
Interest rate risk				
Futures contracts	47	296	(10)	47
Cryptocurrency risk				
Futures contracts	24	458	(20)	29
Total	**$ 959**	**9,763**	**$ (1,359)**	**5,327**

Futures variation margin is included in Due from/to broker-dealers, exchanges, and clearing organizations, or Due from related parties for the trading activity cleared through an affiliate.

The following table represents derivative assets and liabilities on a gross basis as well as amounts that are offset in Due from/to broker-dealers, exchanges, and clearing organizations or Due from related parties on the Statement of Financial Condition:

	Gross Amount		Gross Amount Offset		Net amount included on Statement of Financial Condition
Assets					
Commodity risk					
Futures contracts	$	143	$	5	$ 138
Equity risk					
Futures contracts		745		745	—
Foreign currency risk					
Futures contracts		—		—	—
Interest rate risk					
Futures contracts		47		10	37
Cryptocurrency risk					
Futures contracts		24		20	4
Total	$	959	$	780	$ 179
Liabilities					
Commodity risk					
Futures contracts	$	5	$	5	$ —
Equity risk					
Futures contracts		1,324		745	579
Foreign currency risk					
Futures contracts		—		—	—
Interest rate risk					
Futures contracts		10		10	—
Cryptocurrency risk					
Futures contracts		20		20	—
Total	$	1,359	$	780	$ 579

NOTE 4   Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (otherwise known as the exit price). As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. The Company does not hold any Level 2 securities as of December 31, 2022.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in Level 3 all of those whose fair value is based on significant unobservable inputs. The Company does not hold any Level 3 securities as of December 31, 2022.

The Company's exchange-traded instruments are valued using quoted prices in active markets and are classified within Level 1 in the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2022.

	Fair Value	Fair Value Measurements using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Assets				
Securities owned, at fair value:				
Equity securities	$ 352,139	$ 352,139	$ —	$ —
U.S. Treasuries	153,568	153,568	—	—
Total securities owned, at fair value	$ 505,707	$ 505,707	$ —	$ —
Futures	$ 959	$ 959	$ —	$ —
	Fair Value	Fair Value Measurements using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Liabilities				
Securities sold, not yet purchased, at fair value:				
Equity securities	$ 572,676	$ 572,676	$ —	$ —
U.S. Treasuries	127,036	127,036	—	—
Total securities sold, not yet purchased	$ 699,712	$ 699,712	$ —	$ —
Futures	$ 1,359	$ 1,359	$ —	$ —

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were not measured at fair value on a recurring basis as of December 31, 2022.   The carrying value approximates fair value due to the short-term nature of the underlying assets of these financial assets and liabilities not measured at fair value.

	Carrying Value	Fair Value	Fair Value Measurements using Fair Value Hierarchy		
			Level 1	Level 2	Level 3
Assets					
Cash	$ 85,970	$ 85,970	$ 85,970	$ —	$ —
Due from broker-dealers, exchanges, and clearing organizations	359,203	359,203	—	—	359,203
Due from related parties	12,627	12,627	—	—	12,627
Securities purchased under agreements to resell	129,971	129,971	—	129,971	—
Total Assets	$ **587,771**	$ **587,771**	$ **85,970**	$ **129,971**	$ **371,830**
Liabilities					
Due to broker-dealers, exchanges, and clearing organizations	$ 47,542	$ 47,542	$ —	$ —	$ 47,542
Due to related parties	28,323	28,323	—	—	28,323
Securities sold under agreements to repurchase	89,882	89,882	—	89,882	—
Total Liabilities	$ **165,747**	$ **165,747**	$ **—**	$ **89,882**	$ **75,865**

The following tables present, as of December 31, 2022, the gross liability for securities sold under agreements to repurchase disaggregated by classes of collateral pledged and by remaining contractual maturity of the agreements:

	Collateral	Overnight and open	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	U.S. Treasuries	$ 89,882	$ —	$ —	$ —	$ 89,882

The following table presents the gross and net reverse repurchase agreements and repurchase agreements and the related offsetting amounts associated with collateral pledged and received at December 31, 2022:

	Gross amounts of recognized assets and liabilities	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Fair value of securities collateral received/pledged	Net amount
Securities purchased under agreements to resell	$ 129,971	$ —	$ 129,971	$ 124,657	$ 5,314
Securities sold under agreements to repurchase	89,882	—	89,882	89,882	—

NOTE 5   Due From/To Broker-Dealers, Exchanges, and Clearing Organizations

The Company clears many of its proprietary transactions through other broker-dealers. The amounts payable to broker-dealers and clearing organizations are collateralized by the securities owned by the Company. Included in Due from/to broker-dealers, exchanges, and clearing organizations are deposits, margin, unsettled transactions, and variation margin. As of December 31, 2022, all securities held at other broker-dealers, which are included in Securities owned, at fair value, on the Statement of Financial Condition, are pledged as collateral for securities sold, not yet purchased, and payables to clearing brokers. As of December 31, 2022, the Company had the following amounts Due from broker-dealers, exchanges, and clearing organizations and Due to broker-dealers, exchanges, and clearing organizations included in the Statement of Financial Condition:

	As of December 31, 2022
Due from broker-dealers, exchanges, and clearing organizations:	
Receivable from clearing brokers	$ 340,566
Guarantee cash with exchanges	6,274
Margin cash deposits with exchanges and clearing organizations	12,363
Unsettled transactions and variation margin	(409)
Total	**$ 358,794**
Due to broker-dealers, exchanges, and clearing organizations:	
Payables to clearing brokers	$ 47,542
Total	**$ 47,542**

NOTE 6   Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consisted of trading and investment securities at fair value, as follows as of December 31, 2022:

	Securities owned, at fair value	Securities sold, not yet purchased, at fair value
Securities:		
Equity securities	$ 352,139	$ 572,676
U.S. Treasuries	153,568	127,036
Total	**$ 505,707**	**$ 699,712**

NOTE 7   Related Parties

The following table presents amounts Due to and from related parties as of December 31, 2022:

	Due to related parties		Due from related parties	
Jump Operations	$	6,059	$	—	[Note 1]
Jump Systems		9,481		—	[Note 2]
Jump Futures		12,687		12,627	[Note 3]
Other affiliates		96		9	[Note 4]
Total	$	**28,323**	$	**12,636**	

[Note 1] The Company entered into a shared service agreement with Jump Operations in November 2008, as amended January 1, 2018. The agreement covers trading community compensation expense, non-trading community compensation expense, and other various back office operating expenses, such as occupancy, professional services, and technology services, and shall continue unless cancelled by either party with thirty days' notice. Under the agreement, the Company pays its portion of allocated Jump Operations expenses. Outstanding balances are settled periodically in cash, but no later than ninety days after the end of the applicable calendar year.

In addition, the Company may receive amounts from, or remit amounts to, its affiliates pursuant to the transfer pricing policy of the Company and its affiliates. The transfer pricing policy is intended to ensure that the Company and its affiliates are reporting pre-tax results reflecting their respective contributions to the group and shall continue unless cancelled by either party with thirty days' notice. Outstanding balances are settled periodically in cash, but no later than ninety days after the end of the applicable calendar year.

[Note 2] The Company entered into a shared service agreement with Jump Systems in January 2012 as amended December 31, 2016. The agreement covers various technology infrastructure expenses and is automatically renewed annually unless cancelled by either party with sixty days' notice.   Under the agreement, the Company pays its portion of allocated Jump Systems expenses plus a mark-up. Outstanding balances are settled periodically in cash, but no less than once a quarter.

[Note 3] The Company has a clearing agreement with Jump Futures. Jump Futures provides clearing services for the Company and collects fees for these services. The Company also has cash collateral on deposit with Jump Futures to satisfy its obligations with the exchange in relation to trading activity. Cash is transferred between the entities via margin calls and margin returns on an as needed basis. The balance due from Jump Futures as of December 31, 2022 includes the cash collateral deposit and one

day of future variation margin for the trading activity cleared through Jump Futures. This agreement will continue indefinitely until terminated by either party.

The Company received cash as an authorized claimant related to a settlement gain from a class action case for those claimants who entered into foreign exchange instruments between January 1, 2003 and December 15, 2015 directly with one or more of the defendants. In addition to the receipt of the amount related to the Company's settlement gain, the Company also received cash for the portion of the total settlement proceeds attributable to Jump Futures. The balance due to Jump Futures as of December 31, 2022 includes their portion of the total cash receipt. The Company remitted this amount in cash to Jump Futures in January 2023.

[Note 4] The Company receives cash for exchange rebates from a clearing organization related to an affiliate's activity with the clearing organization and then remits the same amount to the affiliate. The Company does not trade on behalf of the affiliate or provide clearing services. Outstanding balances are settled periodically in cash.

Global Intercompany Note

Jump Financial and certain direct and indirect subsidiaries of it (collectively, the "Group members") are party to a Global Intercompany Note whereby each Group member may loan and borrow money from any of the other Group members. There are no limits to the amounts that can be borrowed or advanced under the agreement. In addition, there are no termination dates for the agreement. Any unpaid principal amount would bear interest and both the principal and interest would be payable in cash at such times as agreed upon between the parties. No amounts were withdrawn, repaid, or outstanding under the Global Intercompany Note for the Company during the year ended and as of December 31, 2022.

Certain individuals who provide services to the Company are also members of an entity which has a minority ownership interest in Jump Holdings. This entity receives an allocation of income and loss, as well as distributions, from Jump Holdings. The Company recognizes compensation expense in the Statement of Operations for the amounts due to these individuals. As the amounts due to this entity are settled by Jump Holdings, the Company accounts for these as non-cash capital contributions in the Statement of Changes in Member's Equity.

In addition, the Company entered into an agreement with Jump Algorithms, LLC ("Algo") on January 1, 2013, whereby the Company assigns any intellectual property created by the Company to Algo in exchange for a nonexclusive license to Algo's intellectual property. There is no monetary exchange made by the Company to Algo for the use of their intellectual property. Either party may terminate the agreement, for any or no reason, upon written notice to the other party.

The Company entered into a platform agreement with Jump Execution in June 2022. The agreement covers use of Jump Execution's electronic trading services and shall continue unless cancelled by either party within thirty days' notice. Under the agreement, the Company pays its portion of fees, costs, taxes and expenses related to its use of Jump Execution's electronic trading services. The total net loss related

to trading with Jump Execution was $1 reported in Trading gains, net on the Statement of Operations for the year ended December 31, 2022, and there were no fees paid by the Company in connection with this activity for the year ended December 31, 2022.

NOTE 8   Risks and Uncertainties

The Company is engaged in various trading activities with counterparties which primarily include broker-dealers, banks, and other financial institutions. The Company trades on centrally cleared exchanges as well as on other third party and proprietary trading platforms. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and/or the financial soundness of our clearing broker and the central clearinghouses. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty. Included in such counterparty-related risks as well as market risks are risks associated with potential operational malfunction of the proprietary trading platform of its affiliate group that is utilized by the Company.

The Company finances a significant portion of its securities transactions. Financing risks include the Company's exposure to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates that are commercially viable for the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties. Increased market risk may also require additional margin to be posted. In addition to counterparty-imposed margin requirements, as a regulated broker-dealer, the Company also must comply with SEC-mandated Net Capital rules. Noncompliance with Net Capital rules could have a material negative impact on the Company.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, cryptocurrency prices, and currency prices. Social network-based/crowd-sourced trading have resulted in risk of severe and unexpected volatility in individual instruments that may have unforeseen consequences for holders of those instruments as well as for other instruments and market participants and therefore could negatively impact the Company. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company's trading volumes may vary significantly on an intraday basis as a result of changing market and economic conditions. Intra-day and end-of-day positions may not be representative of trading volumes conducted by the Company during the trading day.

The Company relies on service providers, including some of which are affiliates of the Company, that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-U.S. currencies, securities that are denominated in non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

The Company has minimal sensitivity to interest rate changes. The Company trades interest bearing instruments but does not hold positions in those instruments for long periods of time, which is consistent with its overall business model. The Company monitors interest rates regularly for various aspects of the business and will be able to act accordingly based on the movement of interest rates. In the event that the Company decides to carry positions in interest bearing instruments, management will determine the appropriate amount of capital to allocate for the risk exposure created by the position.

NOTE 9   Contingencies and Commitments

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business. The Company entered into an uncollateralized letter of credit provided to one of its venues with an amount of $4,500. No draws were made on the letter of credit during the year. The expiration date of the letter of credit is July 1, 2023, however, the expiration date shall be automatically extended without notice or amendment for a period of one year on each successive expiration date, unless the beneficiary is notified at least ninety days prior to any expiration date that the letter of credit will not be extended beyond the current expiration date.

NOTE 10   Net Capital Requirements

For the year ended December 31, 2022, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to use the Alternative method for calculating the Net Capital Requirement. Under the Alternative method, the Company's statutory minimum net capital requirement is anticipated to be the greater of $250 or $2.5 for each security in which it makes a market based on the average number of such markets made during the 30 days immediately preceding the computation date pursuant to SEA Rule 15c3-1(a)(2)(iii) and 15c3-1(a)(4) respectively, of the Net Capital Rule. Under no circumstances shall the firm have net capital less than that required by the provisions of SEA Rule 15c3-1(a)(2)(iii) or be required to maintain net capital of more than $1,000 unless required by SEA Rule 15c3-1(a).

As of December 31, 2022, the Company had net capital of $68,029, which was $67,029 in excess of its required net capital of $1,000.

NOTE 11   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 and through the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements.